UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Broadwind Energy, Inc.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

891861 10 6

(CUSIP Number)

Fran Stoller, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person John Cameron Drecoll

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,429,468

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,429,468

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,429,468

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.7%

14	Type of Reporting Person* IN

Item 1.	Security and Company.

This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Broadwind Energy, Inc., a Delaware corporation (the “Company”) and amends the Schedule 13D originally filed on October 26, 2007 and amended on September 21, 2009 and October 30, 2009.  The address of the Company’s principal executive office is 47 East Chicago Avenue, Suite 332, Naperville, Illinois 60540. This Amendment No. 3 is filed to disclose the sale of shares by John Cameron Drecoll (the “Reporting Person”) in connection with an underwritten public offering by the Company (the “Offering”) consummated on January 21, 2010.  Items included in this Amendment contain changes or additions to the Schedule 13D. Excluded Items are either inapplicable or remain unchanged.

Item 5.	Interest in Securities of the Company.

(a) The Reporting Person is the beneficial owner of an aggregate of 11,429,468 shares of Common Stock of the Company, representing approximately 10.7% of the total issued and outstanding shares as of January 21, 2010.

(c) On January 21, 2010, the Reporting Person consummated the sale to the underwriters of the Offering of 1,125,000 shares of Common Stock at a price per share, after underwriting discounts and commissions, of $5.4625.  Reference is made to the Company’s Registration Statement on Form S-1, file number 333-1627901 (the “Registration Statement”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

In connection with the Offering, the Reporting Person entered into the Underwriting Agreement dated January 14, 2010, the form of which was filed as an exhibit to the Registration Statement (the “Underwriting Agreement”).  Pursuant to the Underwriting Agreement, the Reporting Person also entered into a “lock-up” agreement pursuant to which he agreed to restrictions on sales of the Company’s securities during the 75-day period following the effective date of the Offering, subject to certain exceptions and extensions set forth therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: January 21, 2010

/s/John Cameron Drecoll
John Cameron Drecoll

EXHIBIT INDEX

1.Underwriting Agreement dated January 14, 2010(1)

2.Lock-Up Agreement dated December 10, 2009

(1) Incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 (File No. 333-1627901)